Mara Ransom

Industry Officer Chief

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

February 12, 2024

Re:	GolfSuites 1, Inc.
Offering Statement on Form 1-A
File No. 024-12341

Dear Ms. Ransom:

On behalf of GolfSuites 1, Inc., I hereby request qualification of the above-referenced offering statement at 5:00pm, Eastern Time, on Wednesday, February 14, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Gerald Ellenburg
Gerald Ellenburg
Chief Executive Officer
GolfSuites 1, Inc.

cc: Jamie Ostrow, CrowdCheck Law LLP